Filed Pursuant to Rule 433

Dated May 17, 2018

Registration Statement: No. 333-222063

The Charles Schwab Corporation

$600,000,000 FLOATING RATE SENIOR NOTES DUE 2021

$600,000,000 3.250% SENIOR NOTES DUE 2021

$750,000,000 3.850% SENIOR NOTES DUE 2025

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 / Stable, A / Stable, A / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	May 17, 2018

Settlement Date (T+3):	May 22, 2018

	Floating Rate Senior Notes due 2021 (the “2021 Floating Rate Notes”)	3.250% Senior Notes due 2021 (the “2021 Fixed Rate Notes”)	3.850% Senior Notes due 2025 (the “2025 Fixed Rate Notes”)

Principal Amount:	$600,000,000	$600,000,000	$750,000,000

Maturity Date:	May 21, 2021	May 21, 2021	May 21, 2025

Interest Payment Dates:	February 21, May 21, August 21 and November 21, commencing on August 21, 2018	May 21 and November 21, commencing on November 21, 2018	May 21 and November 21, commencing on November 21, 2018

Interest Record Dates:	15th calendar day preceding applicable interest payment date	May 6 and November 6	May 6 and November 6

Day Count:	Actual/360	30/360	30/360

Benchmark Treasury:	N/A	2.625% due May 15, 2021	2.875% due April 30, 2025

Benchmark Treasury Price / Yield:	N/A	99-20+ / 2.751%	98-27 / 3.061%

Spread to Benchmark Treasury:	N/A	+50 bps	+80 bps

Yield to Maturity:	N/A	3.251%	3.861%

Coupon:	Three-month LIBOR plus 0.32%	3.250%	3.850%

Public Offering Price:	100.000%	99.997%	99.933%

Gross Proceeds to CSC:	$600,000,000	$599,982,000	$749,497,500

Underwriting Discounts or Commissions per note paid by CSC:	0.350%	0.350%	0.625%

Aggregate Underwriting Discounts or Commissions paid by CSC:	$2,100,000	$2,100,000	$4,687,500

Net Proceeds to CSC (after underwriting discounts and commissions, but before deducting offering expenses):	$597,900,000	$597,882,000	$744,810,000

Optional Redemption: Make-Whole Call:	None.

On or after December 1, 2018 and prior to April 21, 2021, CSC may redeem some or all of the 2021 Fixed Rate Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2021 Fixed Rate Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 10 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

On or after December 1, 2018 and prior to March 21, 2025, CSC may redeem some or all of the 2025 Fixed Rate Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2025 Fixed Rate Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

Par-Call:	On or after April 21, 2021, CSC may redeem some or all of the 2021 Floating Rate Notes at any time at a redemption price equal to 100% of the principal amount of the 2021 Floating Rate Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.	On or after April 21, 2021, CSC may redeem some or all of the 2021 Fixed Rate Notes at any time at a redemption price equal to 100% of the principal amount of the 2021 Fixed Rate Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.	On or after March 21, 2025, CSC may redeem some or all of the 2025 Fixed Rate Notes at any time at a redemption price equal to 100% of the principal amount of the 2025 Fixed Rate Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

CUSIP / ISIN:	808513 AV7 / US808513AV74	808513 AW5 / US808513AW57	808513 AX3 / US808513AX31

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. Lloyds Securities Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

CAPITALIZATION – AS ADJUSTED

The following table sets forth the consolidated cash and cash equivalents and capitalization of the Issuer at March 31, 2018, as adjusted for the offering of $600 million of the 2021 Floating Rate Notes, $600 million of the 2021 Fixed Rate Notes and $750 million of the 2025 Fixed Rate Notes.

(In millions)	(as Adjusted for this offering)
Cash and cash equivalents	$16,082
2021 Floating Rate Notes offered hereby (1)	$597
2021 Fixed Rate Notes offered hereby (2)	$597
2025 Fixed Rate Notes offered hereby (3)	$743
Total debt	$6,065
Total capitalization	$25,395

(1)	Represents the aggregate principal amount of the 2021 Floating Rate Notes offered hereby, reduced by the underwriting discount ($2,100,000), public offering price discount ($0) and our estimated offering expenses on a pro rata basis ($1,309,000).
(2)	Represents the aggregate principal amount of the 2021 Fixed Rate Notes offered hereby, reduced by the underwriting discount ($2,100,000), public offering price discount ($18,000) and our estimated offering expenses on a pro rata basis ($1,309,000).
(3)	Represents the aggregate principal amount of the 2025 Fixed Rate Notes offered hereby, reduced by the underwriting discount ($4,687,500), public offering price discount ($502,500) and our estimated offering expenses on a pro rata basis ($1,636,000).

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Goldman Sachs & Co. LLC toll free at (866) 471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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